PUBLIC

SEC

19006091

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-69435

SEC Mail Processing
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Resources Group Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

481 Munn Road Suite 225
(No. and Street)

Fort Mill	South Carolina	29715
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAURA A. KEADY — 704 816 8014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliot Davis
(Name – *if individual, state last, first, middle name*)

200 East Broad Street	Greenville	SC	29606-6286
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward Bruce Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Resources Group Investment Services, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Lisa McCullough
Notary Public, State of South Carolina
My Commission Expires Sept. 29, 2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Resources Group Investment Services, LLC

Report on Financial Statements

For the year ended December 31, 2018

(Pursuant to paragraph (d) of Rule 17a-5 of the Securities Exchange Act of 1934)

FINANCIAL RESOURCES GROUP
Investment Services

Financial Resources Group Investment Services, LLC

Table of Contents

elliott davis

Report of Independent Registered Public Accounting Firm

To the Member
Financial Resources Group Investment Services, LLC
Fort Mill, South Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Resources Group Investment Services, LLC (the "Company") as of December 31, 2018, and the related notes to the financial statement (collectively, "the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

Elliott Davis, PLLC

Raleigh, North Carolina
February 26, 2019

Financial Resources Group Investment Services, LLC

Statement of Financial Condition

December 31, 2018

Current Assets:	
Cash	$4,740,141
Accounts receivable	332,805
Prepaid expenses	83,685
Other receivables	42,976
Total current assets	5,199,607
Property and Equipment	
Leasehold improvements	167,929
Furniture and fixtures	33,909
Office equipment	67,793
Accumulated depreciation	(96,417)
Net fixed assets	173,214
Long term assets	15,691
Total assets	$5,388,512
Liabilities and Equity	
Current liabilities:	
Accounts payable	$28,957
Accrued commissions	378,157
Accrued expenses	418,619
Payroll liabilities	61,459
Total current liabilities	887,192
Long term liabilities	26,594
Total liabilities	913,786
Member's equity	4,474,726
Total liabilities and member's equity	$5,388,512

See Notes to Financial Statements

Financial Resources Group Investment Services, LLC

Notes to Financial Statements

For the year ended December 31, 2018

Note 1. Summary of Significant Accounting Policies

These financial statements were prepared in conformity with accounting principles generally accepted in the United Statements of America.

Business activity and regulation:

Financial Resources Group Investment Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a South Carolina limited liability company registered to do business in multiple states throughout the United States. The Company was formed December 17, 2013 in South Carolina. The Company was offered FINRA membership on July 29, 2015. After registering in the above mentioned states and completing other administrative responsibilities, the Company began full operations for all employees on December 1, 2015. The Company provides Office of Supervisory Jurisdiction services for financial advisors and financial institutions on the LPL Financial platform. See Note 7.

The Company uses the accrual method of accounting.

Cash:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Accounts receivable:

Accounts receivable are recorded at net realizable value of the carrying amount less the allowance for uncollectible accounts. The Company uses the allowance method for uncollectible balances. Under the allowance method, if needed, an estimate of uncollectible receivable balances is made. Management considers all accounts receivable to be collectible. Therefore, no allowance for doubtful accounts has been made.

Property, equipment and depreciation:

Property and equipment are carried at cost. Expenditures for maintenance and repair, which do not improve or extend the life of an asset, are charged to expense as incurred. Major renewals and betterments are capitalized. Depreciation expense is computed using the straight line method over the estimated useful lives.

Note 1. Summary of Significant Accounting Policies, continued

Computer and hardware	5 years
Office furniture	7 years
Office equipment and leasehold improvements	5 years

Depreciation expense for the year ended December 31, 2018 totaled $40,688.

Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any related gain or loss is included in operations. At December 31, 2018, management deemed there was no impairment on property and equipment.

Revenue Recognition:

The Company records override income upon the completion of the transaction evidenced by the receipt of its payment. The Company earns advisory revenue and brokerage revenues by providing Office of Supervisory Jurisdiction services to its clients. The Company also earns a portion of administrative fees charged to advisory products. The administrative fee revenue is recognized when paid by LPL Financial. LPL Financial pays the quarterly administrative fees in the last pay cycle of each quarter. For example, quarter four of 2018 was paid in the last pay cycle of 2018 or on December 31, 2018.

Marketing costs:

The Company expenses the cost of marketing as it is incurred. Marketing expense was $63,990 for the year ended December 31, 2018.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Limited Liability Company:

The Company is 100% owned by FRG Holdings, LLC on December 31, 2018. On May 1, 2016 FRG Holdings, LLC issued Class B Units to six individuals. Five individuals owned two percent each and one individual owned three percent of FRG Holdings, LLC. Financial Partners, LLC owns the remaining 87% of FRG Holdings, LLC. Edward Bruce Miller owns 100% of Financial Partners, LLC. The owners receive guaranteed payments from Financial Resources Group Investment Services LLC as compensation for their services. In November of 2018, two of the 2% owners terminated their ownership interests. The 4%

Note 1. Summary of Significant Accounting Policies, continued

ownership of FRG Holdings LLC reverted back to Financial Partners, LLC leaving Financial Partners, LLC as a 91% owner of FRG Holdings, LLC as of December 31, 2018.

Fair value of assets and liabilities:

The carrying amounts of all financial instruments approximate their estimated values in the accompanying statement of financial condition.

Recently issued accounting pronouncements:

Accounting standards that have been issued or proposed by the FASB or other standard setting bodies are not expected to have a material impact on the Company's financial position, revenue recognition, results of operations, or cash flows. See Note 10 for further discussion.

Note 2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of $5,000 or 6.67% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018 the Company had net capital of $3,964,602 which was $3,903,683 in excess of its required net capital of $60,919. The Company's ratio of aggregate indebtedness to net capital was .2305 to 1 at December 31, 2018.

Note 3. Income Tax Status

The Company is disregarded for tax purposes. The Company is wholly owned by FRG Holdings, LLC which is treated as a partnership for tax purposes. The tax amount reflected in the financial statements are amounts for state taxes. Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits. The Company's tax returns have not been examined.

Note 4. Operating Lease

As of December 1, 2015, the Company assumed responsibility for the operating lease of Financial Resources Group, LLC, a related party. The original lease for the South Carolina space commenced on April 10, 2014 and expires 61 months from the date of occupancy, May 1, 2015. During 2016, the Company agreed to take on more space at the Fort Mill, South Carolina location. The lease term for the additional space in Fort Mill started June 1, 2017. The Fort Mill lease amendment extended the term of the original lease to 60 months from the date of June 1, 2017. During 2018, the Company assumed two leases in Illinois and Wisconsin. The original Sheboygan, Wisconsin lease commenced December 1, 2015

Note 4. Operating Lease (continued)

and terminates November 30, 2020. The Oak Park, Illinois lease commenced February 15, 2018 and terminates March 31, 2021.

2019	$251,549
2020	255,672
2021	214,095
2023	86,328
2024 and thereafter	0
Total Minimum Lease Payments	$807,644

Note 5. Concentration of Risk

The Company places its cash and cash equivalents on deposit with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC), in the United States. At times, balances may exceed insurable limits.

Note 6. Retirement Plan

The Company offers a 401k plan. Under the terms of the plan, participants are entitled to contribute up to the maximum allowable amount not to exceed the limits established by the Internal Revenue Code. There is no guaranteed company match. Based on operating results, the Company may elect to make a discretionary match. For the year ended December 31, 2018, the Company accrued a discretionary match of $251,435.

Note 7. Related Party Transactions

The Company assumed the assets and liabilities as of December 1, 2015 of a related entity, related through common ownership, Financial Resources Group, LLC, to begin its operations as a broker-dealer. Financial Resources Group Investment Services, LLC was formed in South Carolina because South Carolina allowed the principals to be dually registered with LPL Financial and with Financial Resources Group Investment Services, LLC. Financial Resources Group, LLC was a North Carolina limited liability company and North Carolina would not allow dual registration so a new entity was formed. All of Financial Resources Group, LLC's operations are now part of Financial Resources Group Investment Services, LLC. Financial

Note 7. Related Party Transactions, continued

Resources Group, LLC dissolved in all but one state during 2016. The Company completed the dissolution from the one state in 2017.

A former two percent owner of FRG Holdings, LLC (which owns 100% of Financial Resources Group Investment Services, LLC) owns a Limited Liability Company called Investment Solution Services, LLC. Financial Resources Group Investment Services, LLC performs Office of Supervisory Jurisdiction ("OSJ") work for LPL Financial and earns an override, paid by LPL Financial, for the OSJ work performed for Investment Solution Services, LLC. Financial Resources Group Investment Services, LLC earned $136,583 in overrides and administrative fee reimbursements for the OSJ work performed for Investment Solution Services, LLC during 2018.

Financial Resources Group Investment Services, LLC pays a monthly management fee to Financial Partners, LLC. Financial Partners, LLC is wholly owned by Edward Bruce Miller and employs Edward Bruce Miller. Financial Resources Group Investment Services, LLC paid $360,000 in guaranteed payments during the year 2018.

Note 8. Commitments and Contingencies

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management is not aware of any legal proceedings where the Company is named.

Note 9. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. On February 14, 2019 the Company distributed $2,400,000 to the parent company. The Company expects to distribute earnings throughout the 2019 year. The anticipated distributions will not be made if they detrimentally effect the required net capital.

Note 10. Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods or services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance became effective for the Company for reporting periods beginning after December 15, 2017. On January 1, 2018, the

Note 10. Recently Issued Accounting Pronouncements, continued

Company adopted ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606 using the modified retrospective approach.

Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue is comprised of overrides and advisory administrative fee revenue. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

In January 2016, the FASB amended the Financial Instruments topic of the Accounting Standards Codification to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments will be effective for fiscal years beginning after December 15, 2018. The Company will apply the guidance by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amendments related to equity securities without readily determinable fair values will be applied prospectively to equity investments that exist as of the date of adoption of the amendments. The Company does not expect these amendments to have a material effect on its financial statements.

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the effect that implementation of the new standard will have on its financial position, results of operations, and cash flows.